October 17, 2025

Division of Corporation Finance, Office of Energy & Transportation
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attention:	Cheryl Brown

Re:	Plum III Merger Corp.
Amendment No. 5 to Registration Statement on Form F-4
Filed September 8, 2025
File No. 333-282863

Ladies and Gentlemen:

On behalf of Plum III Merger Corp. (the “Company”), we submit this letter setting forth the response of the Company to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in its comment letter dated September 30, 2025 (the “Comment Letter”), with respect to the Company’s Amendment No. 5 to Registration Statement on Form F-4 filed on September 8, 2025 (the “Amendment No. 5”). The Company has filed today Amendment No. 6 to the Registration Statement (“Amendment No. 6”) together with this letter via EDGAR correspondence. For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comment in the Comment Letter, the text of which the Company has incorporated into this response letter in italicized type, and which is followed by the Company’s response. Unless otherwise indicated, all page references in the responses are to page numbers in Amendment No. 6. Capitalized terms used herein but not defined shall have the meanings ascribed to them in Amendment No. 6.

Amendment No. 5 to Registration Statement on Form F-4

Exhibit 5.1, page 1

1.	Comment. Please request that Canadian counsel revise its opinion in Exhibit 5.1 to remove the assumption in clause (e) on page 2 as it is not appropriate for counsel to include in its opinion assumptions that assume any of the material facts underlying the opinion. Refer to Section II.B.3.a of Staff Legal Bulletin No. 19.

Response. The Company has included as Exhibit 5.1 to Amendment No. 6 an opinion of Canadian counsel that has been revised to remove the assumption in clause (e) on page 2 thereof.

Ownership of PubCo Common Shares after Closing, page 52

2.	Comment. We note you present net tangible book value per share as of March 31, 2025 on page 55, however, the most recent balance sheet included in your filing is as of June 30, 2025. Please revise your disclosure to reflect the most recent balance sheet date. In your response, please provide the underlying calculations that support your revised dilution table.

Response. The March 31, 2025 reference on page 55 of Amendment No. 5 is a typographical error. The net tangible book value per share shown is as of June 30, 2025. The March 31, 2025 reference has been changed to June 30, 2025 on page 55 of Amendment No. 6. The calculation of tangible book value is set forth on the Annex to Comment 2 to this letter.

3.	Comment. We note your response to comment 5 and see that you continue to include the disclosure of an Implied Per Share Value based on a pro forma valuation of approximately $800 million at an assumed price of $10.00 per share. Please address the following points:

●	Clarify whether the Implied Per Share Value is being disclosed to comply with Item 1604(c)(1) of Regulation S-K or state the underlying disclosure requirement for which this disclosure is being presented.
●	Tell us how your characterization of the $800 million as a “pro forma valuation” is consistent with the pro forma information included at page 213 and how the valuation complies with Article 11 of Regulation S-X or revise your description as necessary.
●	Tell us how the methods you used to calculate the pro forma valuation are consistent with accepted methods used to determine fair value, such as a market or income approach.
●	Provide clear disclosure related to how the value is being calculated, including the components involved.

Response. Based upon our review of Item 1604(c)(1) of Regulation S-K, we have determined that the Implied Per Share Value is not required to be disclosed. Consequently, we have removed that concept, including the $800 million pro forma valuation, in its entirety from Amendment No. 6.

Material Canadian Tax Considerations, Page 198

4.	Comment. We note you have filed a short-form tax opinion as Exhibit 8.3. Please revise your tax discussion to name counsel and state that the discussion in the prospectus constitutes counsel’s opinion. In addition, please have counsel revise its opinion to clarify that the discussion in the prospectus constitutes counsel’s opinion rather than that the discussion therein is a fair and accurate summary of the tax considerations. Refer to Sections III.B.2 and 3 of Staff Legal Bulletin No. 19

Response. We have revised the disclosure on page 198 of Amendment No. 6 to name Canadian counsel and state that the discussion in the prospectus constitutes such counsel’s opinion. The Company has included as Exhibit 8.3 to Amendment No. 6 an opinion of Canadian counsel that has been revised to clarify that the discussion in the prospectus constitutes counsel’s opinion rather than that the discussion therein is a fair and accurate summary of the tax considerations. The Company has included as Exhibit 8.4 to Amendment No. 6 an opinion of Canadian counsel addressing TRC’s stockholders.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 213

5.	Comment. We note you included updated interim financial statements to the six months ended and as of June 30, 2025 for Plum Acquisition Corp. III and Plum III Merger Corp in the filing. Please tell us why you did not include those updated interim financial statements in the presentation of pro forma financial information.

Response. Tactical Resources Corp., which is the target of the Business Combination and a registrant, is not required to provide July 31, 2025 financial statements (which is the end of its fiscal year) until November 1, 2025. Since Tactical Resources Corp. has a July 31 fiscal year, the registrants have been including income statements and balance sheets for the other two parties as of a date one month prior to the end of the similar period for Tactical Resources Corp., which is the closest in time to match up to Tactical Resources Corp.’s financial statements. June 30, 2025 financial statements were provided for Plum Acquisition Corp III since those financial statements are required by Regulation S-X. June 30, 2025 financial statements were provided for Plum III Merger Corp were provided because they were available, notwithstanding that they were not required by Regulation S-X. The registrants do not intend to request effectiveness of the Registration Statement until July 31, 2025 financial statements for Tactical Resources Corp. are included therein, which for pro forma purposes will be shown alongside financial statements for the period ending June 30, 2025 for each of Plum Acquisition Corp. III and Plum III Merger Corp.

Index to Consolidated Financial Statements, page F-1

6.	Comment. We note from your disclosure on various pages that the TRC Exchange Ratio is 10.69126447 with an assumed reverse stock split of 12.28 to 1. You state that TRC may effect a reverse stock split prior to the Closing at a ratio not to exceed 25 to 1. Please tell us how you considered presenting pro forma earning/loss per share in the Statements of Operations for the proposed reverse stock split prior to the Closing.

Response. The proposed reverse stock will only be implemented if the conditions to closing of the Business Combination appear to be satisfied following the stockholders meeting of Tactical Resources Corp. at which the Business Combination and the Reverse Stock Split are submitted to stockholders for their approval. Therefore the reverse stock split has been addressed in the pro forma financial statements provided in the Registration Statement. Since the magnitude of the reverse stock split has not yet been determined and the reverse stock split has not yet taken effect, it has not yet had any impact on the historical financial statements. Tactical Resources Corp. recognizes once the reverse stock split takes effect that it will properly disclose the impact in its historical financial statements.

General.

7.	Comment. We note your response to prior comment 7. Please revise your disclosures on pages 37, 38 and 142, consistent with your response, to reflect that the Domestication and Plum Amalgamation, and the TRC Amalgamation “should” qualify as a tax-deferred “reorganization.”

Response. We have revised the disclosure on pages 37 and 38 of Amendment No. 6 to reflect that the Domestication and Plum Amalgamation, and the TRC Amalgamation “should” qualify as a tax-deferred “reorganization”. The language on page 142 is a summary of the language contained in the Business Combination Agreement and is not in any way related to the tax opinions contained in the Registration Statement.

If you have questions or require any additional information, please telephone the undersigned at (212) 918-3267 or John Duke at (267) 675-4616.

Sincerely,

By:	/s/ Richard Aftanas
Richard Aftanas

Via email:

cc:

Kanishka Roy, Plum III Merger Corp.

Ranjeet Sundher, Tactical Resources Corp.

John Duke, Hogan Lovells US LLP

Bill Nelson, Allen Overy Shearman Sterling US LLP

Alain Dermarkar, Allen Overy Shearman Sterling US LLP

Scott McLeod, Scott McLeod Law Corporation

Annex to Comment 3

The following table presents the net tangible book value per share at various redemption levels assuming various sources of material probable dilution (but excluding the effects of the Business Combination transaction itself).

Assumptions for Shares:	No Additional Redemptions	Maximum Redemptions
SPAC Public Shareholders	42,486	-
SPAC Private Placement and Founder Shares	7,927,500	7,927,500
SPAC Public Warrants	-	-
SPAC Public Warrants from Promissory Note	-	-
Founder Warrants	-	-
Private Placement Warrants	-	-
Shares issued for Plum Transaction Expenses	100,000	100,000
	8,069,986	8,027,500
Assumptions for Tangible Book Value:
Current Assets	287,756	287,756
Trust Account	483,755	-
Current Liabilities and Warrant Liability	6,853,686	6,853,686
Net Tangible Book Value	(6,082,175)	(6,565,930)
Exercise of SPAC Public Warrants ($11.50)	-	-
Net Tangible Book Value	(6,082,175)	(6,565,930)
Exercise of SPAC Warrants from Promissory Note ($11.50)	-	-
Net Tangible Book Value with Warrants Exercised	(6,082,175)	(6,565,930)
Private Placement Warrants exercise ($11.50)	-	-
Net Tangible Book Value with Warrants Exercised and Private Placement Warrants	(6,082,175)	(6,565,930)
Plum Only - Cash Transaction Expenses	(2,981,801)	(2,981,801)
Net Tangible Book Value less transaction expenses	(9,063,976)	(9,547,731)

	Total Shares	Value per Share	Total Shares	Value per Share
Plum net tangible book value per share as of June 30, 2025 (unadjusted)	42,486	(143.16)	42,486	161.32
Accretion (Dilution) of Plum Shareholders assuming the Redemption of Shares	42,486	(143.16)	—	—
Accretion (Dilution) of Plum Shareholders include the Founder and Private Placement Shares	7,969,986	(0.76)	7,927,500	(0.83)
Accretion (Dilution) of Plum Shareholders assuming Issuance of Shares and cash payments for Plum’s Transaction Expenses	8,069,986	(1.12)	8,027,500	(1.19)
Initial offering price of Plum		10.00		10.00
Pro forma net tangible book value per share from dilutive securities and other related events, excluding the Business Combination		(1.12)		(1.19)
Dilution to non-redeeming shareholders		(11.12)		(11.19)

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